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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        WHEELABRATOR TECHNOLOGIES INC.
                               (NAME OF ISSUER)

                            WASTE MANAGEMENT, INC.
                             WMI MERGER SUB, INC.
                      (NAMES OF PERSONS FILING STATEMENT)

                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  962901 30 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             HERBERT A. GETZ, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            WASTE MANAGEMENT, INC.
                             3003 BUTTERFIELD ROAD
                           OAK BROOK, ILLINOIS 60523
                           TELEPHONE: (630) 572-8800
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF PERSONS FILING STATEMENT)

                                  COPIES TO:
          RALPH ARDITI, ESQ.                CHARLES W. MULANEY, JR., ESQ.
         DEBEVOISE & PLIMPTON                   SKADDEN, ARPS, SLATE,
           875 THIRD AVENUE                   MEAGHER & FLOM (ILLINOIS)
          NEW YORK, NY 10022                    333 WEST WACKER DRIVE
            (212) 909-6000                        CHICAGO, IL 60606
                                                   (312) 407-0700

  This statement is filed in connection with (check the appropriate box):

a. [XThe]filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [(S)240.13e-3(c)] under the
     Securities Exchange Act of 1934.

b. [_The]filing of a registration statement under the Securities Act of 1933.

c. [_A]tender offer.

d. [_None]of the above.

  Check the following box if the soliciting materials referred to in checking box (a) are preliminary copies: [X]

                          CALCULATION OF FILING FEE*

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
      Transaction Valuation:                             Amount of Filing Fee:
      $869,867,476                                       $173,973

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*  Estimated solely for purposes of computing the filing fee. The transaction valuation was determined by multiplying the number of shares of the Issuer's common stock to be acquired in the transaction by $16.50, the per share consideration to be paid in the transaction. The filing fee was determined by multiplying such valuation by 1/50 of 1%.

  [X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,973          Filing Party: Waste Management, Inc.
Form or Registration No.: Schedule 14A    Date Filed: January 21, 1998 and
                                           February 19, 1998

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  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction
Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to the Agreement and Plan of Merger (the "Merger Agreement") dated as of December 8, 1998 by and among Waste Management, Inc., a Delaware corporation ("Waste Management"), WMI Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and Wheelabrator Technologies Inc., a Delaware corporation (the "Company"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), and Waste Management will become the holder of all the outstanding equity securities of the Company and all the outstanding common stock, par value $.01 per share (the "Common Stock"), held by stockholders other than Waste Management and its affiliates (the "Nonaffiliated Shares") (other than Nonaffiliated Shares with respect to which dissenters' appraisal rights have been perfected) will be converted into the right to receive $16.50 in cash per share of Common Stock.

  The terms and conditions of the Merger are set forth in the definitive proxy statement (the "Definitive Proxy Statement") which is filed herewith as
Exhibit 17(d) (1). A copy of the Merger Agreement is filed herewith as exhibit 17(c) (1). The following responses and cross-references are supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in the Definitive Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this Transaction Statement. The information in the Definitive Proxy Statement, including all attachments and appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Transaction Statement are qualified in their entirety by the provisions of the Definitive Proxy Statement.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

  (a) The name of the issuer is Wheelabrator Technologies Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 4 Liberty Lane West, Hampton, New Hampshire 03842.

  (b) The record date for the special meeting of stockholders of the Company is February 10, 1998. As of such date, there were outstanding 157,341,051 shares of the Common Stock held by approximately 12,824 holders of record.

  (c) The information under the caption "Common Share Market Price Information; Dividend Information; and Share Purchase Information for the Company" is incorporated herein by reference.

  (d) The information under the caption "Common Share Market Price Information; Dividend Information; and Share Purchase Information for the Company" is incorporated herein by reference.

  (e) Not applicable.

  (f) The information under the caption "Common Share Market Price Information; Dividend Information; and Share Purchase Information for the Company" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a), (b) and (c) This statement is being filed by Waste Management and Merger Sub, which was formed for the purpose of the Merger. The principal offices of Waste Management and Merger Sub are located at 3003 Butterfield Road, Oak Brook, Illinois 60523. Merger Sub will merge with and into the Company in the Merger and its corporate existence will cease when the Merger becomes effective. Waste Management, through its subsidiaries and affiliates, is the world's leading environmental services company.

  (d), (e), (f) and (g) Listed under the caption "Management of Waste Management and the Company," and incorporated herein by reference, are all the directors and executive officers of Waste Management together with their positions at Waste Management, their positions during the last five years, their business addresses and their citizenship. Neither Waste Management, Merger Sub nor any of their officers or directors has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding before any court or administrative body of competent jurisdiction that resulted in a judgment, decree or final order finding any violation of U.S. or state securities laws or enjoining further violations of, or prohibiting activities subject to, any such law.

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

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

  (a)(l);(a)(2) The relevant information under the caption "Certain Relationships and Transactions" and "Special Factors--Purpose and Background of the Merger" is incorporated herein by reference.

  (b) The relevant information under the caption "Special Factors--Purpose and Background of the Merger" and "Certain Relationships and Transactions" is incorporated herein by reference. The relevant information under the caption "Special Factors--Litigation Regarding the Merger" is incorporated herein by reference. Negotiations with respect to a settlement and involving representatives of Waste Management, the Company and holders of Nonaffiliated Shares who have brought the shareholder actions have taken place.

ITEM 4. TERMS OF THE TRANSACTION

  (a) The relevant information set forth under the captions "Special Factors-- Certain Consequences of the Merger," and "The Merger--General" and "--The Merger Agreement" is incorporated herein by reference.

  (b) The relevant information under the caption "The Merger--General-- Treatment of Stock Options" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

  (a);(b) The relevant information under the captions "Special Factors-- Certain Consequences of the Merger" and "--Plans for the Company after the Merger" is incorporated herein by reference.

  (c) The relevant information in the last paragraph under the caption "Special Factors--Certain Consequences of the Merger" is incorporated herein by reference.

  (d) The relevant information under the captions "Special Factors--Plans for the Company after the Merger," "--Certain Consequences of the Merger" and "Common Share Market Price Information; Dividend Information; Share Purchase Information for the Company" is incorporated herein by reference.

  (e) Not applicable.

  (f) The relevant information in the first three paragraphs under the caption "Special Factors--Certain Consequences of the Merger" is incorporated herein by reference.

  (g) The relevant information in the third paragraph under the caption "Special Factors--Certain Consequences of the Merger" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

  (a);(b) The relevant information under the caption "The Merger--The Merger Agreement--Fees and Expenses and Source of Funds" is incorporated herein by reference.

  (c);(d) The relevant information under the caption "The Merger--The Merger Agreement--Fees and Expenses and Source of Funds" is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

  (a);(c) The relevant information under the caption "Special Factors--Purpose and Background of the Merger" is incorporated herein by reference.

  (b) The relevant information under the captions "Special Factors--Purpose and Background of the Merger" and "--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Merger" is incorporated herein by reference.

  (d) The relevant information under the following captions is incorporated herein by reference: "Special Factors--Certain Consequences of the Merger," "--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Merger," "--Plans for the Company after the Merger," "The Merger--General--Merger Consideration," "--Transfer of Common Shares," "--Treatment of Stock

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

Options," "--The Merger Agreement--Certain Tax Considerations" and "--Delaware Statutory Appraisal Rights."

ITEM 8. FAIRNESS OF TRANSACTION

  (a) The relevant information under the caption "Special Factors-- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" is incorporated herein by reference.

  (b) The relevant information under the captions "Special Factors-- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" and "--Opinions of the Investment Bankers for the Special Committee" is incorporated herein by reference.

  (c) The relevant information under the caption "Information Concerning The Special Meeting--Vote Required; Certain Common Shares Voting in Favor of the Merger" is incorporated herein by reference.

  (d) The relevant information under the captions "Special Factors--Purpose and Background of the Merger" and "--Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" is incorporated herein by reference.

  (e) The relevant information under the captions "Special Factors--Purpose and Background of the Merger" and "--Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" is incorporated herein by reference.

  (f) Not applicable.

ITEM 9. REPORTS OPINIONS, APPROVALS AND CERTAIN NEGOTIATIONS

  (a);(b) The relevant information under the captions "Special Factors-- Opinion of the Investment Bankers for the Special Committee," "--Opinion of Merrill Lynch," "--Purpose and Background of the Merger," and "-- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" is incorporated herein by reference. Except as otherwise described under such caption, other than their engagements by the Special Committee of the Board of Directors of the Company in connection with the Merger, neither Goldman, Sachs & Co. nor Lazard Freres & Co. LLC (collectively, the "Investment Bankers") has had any material relationship with the Company, Waste Management or its affiliates in the past two years. Except as otherwise described under such caption, other than its engagement by the Board of Directors of Waste Management in connection with the Merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has not had any material relationship with the Company, Waste Management or its affiliates in the past two years.

  (c) Copies of the opinions of the Investment Bankers are attached as Appendices B-1 and B-2 to the Preliminary Proxy Statement. A copy of the opinion of Merrill Lynch is filed herewith as Exhibit 17(b)(3). Such opinions shall also be made available for inspection and copying during regular business hours at the principal executive offices of the Company and Waste Management by any interested equity security holder of the Company or the representative of such security holder who has been so designated in writing.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

  (a) The relevant information under the caption "Securities Ownership-- Ownership of Common Shares" is incorporated herein by reference.

  (b) The relevant information under the caption "Securities Ownership-- Ownership of Common Shares" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO ISSUER'S SECURITIES

  The relevant information under the caption "The Merger--General--Treatment of Stock Options" is incorporated herein by reference.


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

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

  (a) The relevant information under the caption "Special Factors--Interest of Certain Persons in the Merger; Certain Relationships--Common Share Ownership" and "Information Concerning the Special Meeting--Vote Required; Certain Common Shares Voting In Favor of the Merger" is incorporated herein by reference.

  (b) The relevant information under the caption "Special Factors--Purpose and Background of the Merger" and "--Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Merger" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

  (a) The relevant information under the caption "The Merger--Delaware Statutory Appraisal Rights" and Appendix C to the Definitive Proxy Statement is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION

  (a) The relevant information under the captions "Selected Financial Data of the Company" and "Where You Can Find More Information" is incorporated herein by reference.

  (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED OR UTILIZED

  (a) and (b) The relevant information under the captions "Special Factors-- Purpose and Background of the Merger," "Information Concerning the Special Meeting--Proxy Solicitation," and "The Merger--Fees and Expenses and Source of Funds" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION

  Additional information concerning the Merger and the Company is set forth in the Definitive Proxy Statement which is incorporated herein by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

  The Exhibit Index set forth on page 7 of this Transaction Statement is incorporated herein by reference.

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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 27, 1998
                                          -------------------------------------
                                                         (Date)

                                          Waste Management, Inc.

                                                   /s/ Herbert A. Getz
                                          By: _________________________________
                                                        (Signature)

                                          Name: Herbert A. Getz
                                          Title: Senior Vice President and
                                          Secretary
                                          Waste Management, Inc.
                                                    (Name and Title)

                                          WMI Merger Sub, Inc.

                                                   /s/ Herbert A. Getz
                                          By: _________________________________
                                                        (Signature)

                                          Name: Herbert A. Getz
                                          Title: Vice President and Secretary
                                          WMI Merger Sub, Inc.
                                                    (Name and Title)

                             WASTE MANAGEMENT, INC.
                              WMI MERGER SUB, INC.

                                 SCHEDULE 13E-3

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                           DOCUMENT DESCRIPTION
 -------                           --------------------
 17(a)    Inapplicable.
 17(b)(1) Fairness opinion of Goldman, Sachs & Co. (incorporated by reference to Appendix B-1 to the Definitive Proxy Statement filed as Exhibit
          17(d)(1) hereto).
 17(b)(2) Fairness opinion of Lazard Freres & Co. LLC (incorporated by reference to Appendix B-2 to the Definitive Proxy Statement filed as
          Exhibit 17(d)(1) hereto).
 17(b)(3) Fairness opinion of Merrill Lynch, Pierce, Fenner, & Smith
          Incorporated.+
 17(b)(4) Materials prepared for the Special Committee of Wheelabrator
          Technologies Inc. by Goldman, Sachs & Co. and Lazard Freres & Co.
          LLC.+
 17(b)(5) Materials prepared for the Board of Directors of Waste Management,
          Inc. by Merrill Lynch, Pierce, Fenner & Smith Incorporated.+
 17(c)(1) Agreement and Plan of Merger dated as of December 8, 1997 by and among Waste Management, Inc. ("Waste Management"), WMI Merger Sub,
          Inc. ("Merger Sub") and Wheelabrator Technologies Inc. (the
          "Company") (incorporated by reference to Appendix A to the Definitive
          Proxy Statement filed as Exhibit 17(d)(1) hereto).
 17(c)(2) Agreement and Plan of Merger and Reorganization, dated June 14, 1989, among The Wheelabrator Group, Inc. ("WGI"), Resco Holdings Inc.
          ("RHI") and Wheelabrator Technologies Inc. (incorporated by reference to Annex I to Joint Proxy Statement/Prospects dated July 24, 1989 included in the Registration Statement of WGI on Form S-4,
          Registration No. 33-30113).
 17(c)(3) Modification Agreement, dated August 24, 1989, among the Company,
          RHI, WTI, The Henley Group, Inc. ("Henley") and Waste Management of
          North America, Inc. ("WMNA") (incorporated by reference to the
          Statement on Schedule 13D (the "13D") filed by Waste Management on
          August 31, 1989).
 17(c)(4) Agreement and Plan of Merger, dated March 30, 1990, among Waste
          Management, WMI Sub Inc. and the Company (the "WMNA Merger
          Agreement") (incorporated by reference to Annex 1 to Exhibit 7 to
          Amendment 3 to the 13D, filed by Waste Management on August 2, 1990).
 17(c)(5) Amendment to the WMNA Merger Agreement (the "Amendment"), dated July
          24, 1990, among Waste Management, WMI Sub Inc. and the Company
          (incorporated by reference to the WMNA Merger Agreement, as amended to reflect the Amendment, a copy of which was included as Annex 1 to the Proxy Statement-Prospectus of Waste Management and the Company, a
          copy of which was included as Exhibit 7 to Amendment 3 to the 13D, filed by Waste Management on August 2, 1990).
 17(c)(6) Certain ancillary agreements to the WMNA Merger Agreement (the
          "Ancillary Agreements"), among Waste Management and the Company
          (incorporated by reference to the Ancillary Agreements, filed as
          Exhibits 8, 9, 10, 11 and 12 to Amendment 4 to the 13D, filed by
          Waste Management on September 10, 1990.
 17(c)(7) Letter Agreement, dated October 25, 1990, among the Company, WMNA,
          Henley, Henley Support Co. Two and RHI (incorporated by reference to
          Exhibit 13 to Amendment 6 to the 13D, filed by Waste Management on
          November 20, 1990).

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

 EXHIBIT
  NUMBER                           DOCUMENT DESCRIPTION
 -------                           --------------------
 17(c)(8) The Agreement and Plan of Merger, dated December 8, 1997, among Waste
          Management, the Company and WMI Merger Sub, Inc., attached as
          Appendix A to the Definitive Proxy Statement.
 17(d)(1) Definitive Proxy Statement.+
 17(e)    Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix C to the Definitive Proxy Statement filed as
          Exhibit 17(d)(1) hereto).
 17(f)    Inapplicable.

--------
   +Filed herewith.

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